Exhibit 99.1


CERTIFICATION


         Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Radica Games Limited (the "Company"), hereby certifies that the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  April 15, 2003


                                            /s/ Patrick S. Feely
                                            ------------------------------------
                                            Name: Patrick S. Feely
                                            Title: President and
                                                   Chief Executive Officer